UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934





                       KBL Healthcare Acquisition Corp. II
                -------------------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    48241R108
                  --------------------------------------------
                                 (CUSIP Number)

                                 April 29, 2005
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             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 48241R108      SCHEDULE 13G           Page  2  of 5 Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            North Sound Capital LLC (1)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [ ]
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    3       SEC USE ONLY
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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                        5      SOLE VOTING POWER
      NUMBER OF                 0
        SHARES          -------------------------------------------------------
     BENEFICIALLY       6      SHARED VOTING POWER
       OWNED BY                 568,000
         EACH           -------------------------------------------------------
      REPORTING         7      SOLE DISPOSITIVE POWER
        PERSON                  0
         WITH           -------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                568,000
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            568,000
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                   [ ]
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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.07%
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    12      TYPE OF REPORTING PERSON*

            OO
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(1) The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.

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CUSIP No. 48241R108          SCHEDULE 13G            Page   3  of   5  Pages
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Item 1(a).        Name of Issuer:

                  KBL Healthcare Acquisition Corp. II

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  645 Madison Ave.
                  14th floor
                  New York, NY 10022

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  53 Forest Avenue, Suite 202
                  Old Greenwich, CT 06870
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).        CUSIP Number:

                  48241R108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of May 9, 2005:

                  (a) Amount beneficially owned: North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (the "Funds") collectively are the owners of 568,000 Units of the Issuer. Each Unit consists of (i) one share of Common Stock and (ii) two Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock upon the terms and subject to the conditions set forth in the Prospectus of the Issuer filed with the Commission on April 22, 2005. Neither the Units nor the Warrants have voting rights. The Warrants may not by their terms be exercised until the first anniversary of their issuance. Pursuant to Rules 13d-1(i) and 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, this Schedule 13G is filed in respect of the 568,000 shares of Common Stock underlying each unit held by the Funds.

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CUSIP No. 48241R108         SCHEDULE 13G              Page   4  of   5  Pages
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                  (b)      Percent of Class:5.07%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote: 568,000

                           (iii) sole power to dispose or direct the disposition
                                of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 568,000

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 48241R108              SCHEDULE 13G           Page   5  of   5  Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 9, 2005


                                         NORTH SOUND CAPITAL LLC


                                         By:      /s/ Thomas McAuley
                                             -----------------------------
                                         Name:    Thomas McAuley
                                         Title:   Chief Investment Officer